

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 23, 2014

Via E-mail
Curtis Fairbrother
Chief Executive Officer
Acology, Inc.
912 Maertin Lane
Fullerton, VA 92831

> Re: **Acology, Inc. (f/k/a Pinecrest Investment Group, Inc.)**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed May 16, 2014**
> **Response dated May 28, 2014**
> **File No. 333-195866**

Dear Mr. Fairbrother:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Your filing indicates that you have limited operating activities, minimal revenues, nominal assets, you issue penny stock and that you will need additional funding in order to continue operating but you have no current plans for additional financing. These and other facts suggest that your proposed business is commensurate in scope with the uncertainty ordinarily associated with a blank check company and that you should comply with Rule 419 of Regulation C under the Securities Act. Please revise the registration statement to comply with Rule 419, or provide us a detailed legal analysis which explains why Rule 419 does not apply to this offering, and state prominently on the cover page of the prospectus that you are not a blank check company and have no plans or intentions to engage in a business combination following this offering.

2. Your disclosure throughout the filing states that you were a shell company prior to the merger with D&C. Securities Act Rule 405 defines a shell company as a "registrant" that meets certain specified characteristics. We note that you filed a Form 15 in February 2009 terminating your registration under Section 12(g), after which it appears that you no longer had any reporting obligations and were no longer a "registrant." It therefore does not appear appropriate for you to state that you were a shell company prior to the merger. Please advise why you believe you were a shell company, or delete this disclosure from the registration statement.

3. We note that your common stock is not listed on an exchange or quoted on the OTCBB, OTCQX or OTCQB, and therefore you are ineligible to conduct an at the market offering. Please revise your disclosure throughout to state that the selling shareholders will sell their shares of common stock at an identified fixed price until your common stock is quoted on the OTCQB, and thereafter at prevailing market prices or privately negotiated prices.

Prospectus Cover Page

4. We note your statement that "[a]s of the date of this Prospectus, the Common Stock will be quoted on and traded over the market maintained by OTC Markets Inc. known as "OTCQB" . . ." We note similar language on page three, page 35, and elsewhere in the prospectus. It is our understanding that OTCQB is not an issuer listing service, that only market makers can apply to quote securities on the OTCQB, and that issuers may contact an authorized OTCQB market maker for sponsorship of a security on the OTCQB. Please remove statements indicating that you will be quoted on the OTCQB and instead clarify whether you have contacted a market maker for sponsorship without suggesting that there is any guarantee of such sponsorship.

5. Please include the "Subject to Completion" legend and the disclosure required by Item 501(b)(10) of Regulation S-K.

6. Please remove the disclosure in the last paragraph that advises investors that information is accurate only as of the date of the prospectus regardless of the time of delivery of the prospectus or any sale of the common stock. This statement may suggest to investors that you are not responsible for omissions of material facts necessary to make your statements not misleading at the time of sale or contract of sale.

Prospectus Summary, page 1

7. Please prominently disclose on the first page of your summary that you have a history of net losses and disclose the amount of your accumulated deficit.

8. Please disclose that your two officers and directors beneficially own 85% of the outstanding common stock and therefore will exercise significant control over the company and all matters requiring the approval of shareholders.

The Merger, page 2

9. On page three, you disclose that you also entered into a registration rights agreement with your private placement investors. Please disclose whether or not there are any cash penalties under the registration rights agreement. Please also disclose any additional penalties resulting from delays in registering your common stock. Refer to FASB ASC 825-20-50-1.

Risk Factors, page 9

The market price for the Common Stock may be particularly volatile . . ., page 14

10. We note your disclosure that your "public float" has been thinly traded. However, we note your disclosure on page 34 that of the over 4 billion shares issued and outstanding, only 14,785 are "free trading." While it is unclear what you mean by "free trading," it suggests that it may not be appropriate to imply that you have a public float, especially in light of the infrequent trading and the number of shares held by affiliates. Please advise and revise your disclosure accordingly.

Because the Common Stock is not registered under the Exchange Act . . ., page 16

11. We note your statement that your common stock is not registered under the Exchange Act. When a company files a registration statement under the Securities Act of 1933, and that registration statement becomes effective, the company has a reporting obligation under Section 15(d) of the Exchange Act. Please remove the statement that you common stock is not registered under the Exchange Act as that may imply to investors that you are not subject to the reporting requirements of the Exchange Act.

Selling Security Holders, page 12

12. Please disclose any position, office or other material relationship that any selling shareholder has had within the past three years with you or any of your predecessors or affiliates. We note, for example, that Richard S. Astrom served as president and sole director of Acology until March 4, 2014. See Item 507 of Regulation S-K.

13. Please disclose how the selling shareholders acquired the securities they may offer and sell pursuant to the registration statement. Please describe the transactions in which the shares offered for resale were acquired, including the dates, the number of shares purchased in each transaction, and the purchase price, if any.

Description of Securities, page 21

14. You disclosed that as of December 31, 2013, there were 49,442,762 shares of common stock outstanding and no shares of preferred stock outstanding. Please tell us which entity you are

referring to in this disclosure. In addition, please tell us how you determine the outstanding share amount based on the information obtained from your prospectus summary on page 1.

Certain United States Federal Income and Estate Tax Consequences to Non-U.S. Holders, page 22

15. We note that you have included a discussion of federal income and estate tax consequences to non-U.S. holders. It is unclear why you have included this discussion, and, in particular, why it addresses non-U.S. holders. Please advise.

Description of the Business, page 24

General

16. We note your website www.acologyinc.com, and your disclosure on the website that the global plastic container-packaging market could reach $820 billion globally by 2016, and that you are "uniquely positioned to exploit this market." Please explain how the market for global plastic container-packaging generally is applicable to you, especially considering the unique and limited focus of your product. We further note your statement that "[e]xisting and developing relationships with highly respected distributors in North America, Europe and Australia will make Acology Inc. profitable and competitive for decades." Please provide us with the names of such distributors and explain why you believe these are "highly respected distributors" and how you believe that you will be profitable for decades given your limited operating history. Based on the current disclosure in your prospectus and your sale of only 125,000 units in 2013, it does not appear that your business is as developed as is suggested by your website. Please advise.

17. Based on our review of your website, www.themedtainer.com, it appears that one of the primary markets for your main product, the Medtainer, is users of marijuana Please advise whether this is your intended market and whether your currently market the Medtainer in any other markets. Please also revise your disclosure to discuss the principal markets for your products. See Item 101(h)(4)(i) of Regulation S-K.

18. According to Note 5 of the financial statements, one of your largest customers accounted for approximately 51% of sales. Please disclose the name of such customer and file any agreement with such customer as an exhibit to the registration statement. See Item 101(h)(4)(vi) of Regulation S-K.

Products, page 25

19. We note that the "TSOS Container" is your "core product." Please clearly state whether you sell any other products at this time, or whether the TSOS Container is your only product. To the extent it is your only product, please update your disclosure here and elsewhere throughout the prospectus as appropriate.

20. Please tell us the basis for the disclosure that the TSOS Container adheres to the compliance standards of the medical container industry.

Source of Products

21. We note that the Distributorship Agreement with Polymation filed as Exhibit 10.6 is dated August 13, 2013. In your disclosure in this section, you reference an agreement with Polymation dated October 11, 2013. Please advise whether there is an additional agreement with Polymation, and, if so, please file such an agreement as an exhibit to the registration statement. If not, please reconcile the dates in the disclosure and Exhibit 10.6.

22. We note the disclosure that you granted Polymation an exclusive license to use your trademark "Medtainer." However, under Clause 2 of the agreement filed as Exhibit 10.6, it appears that Polymation granted you an exclusive license to its trademark "Medtainer." Please advise and revise your disclosure here and elsewhere as appropriate.

Sales and Distribution, page 26

23. We note that you sell 95% of your products to wholesalers. Please clarify the number of wholesalers you supply and whether you have agreements with any of them. To the extent that TSD Worldwide and IGreen Planet Store are your only distributors, please clearly state this fact.

24. Please correct the website address for your corporate website so that it reads "www.acologyinc.com" instead of "www.acolyginc.com."

25. We note your discussion of the agreement with TSD Worldwide, and that you are determining whether to "continue purchasing products under the agreement" or to terminate it. Based on the description of the agreement, it appears that TSD Worldwide actually purchases products from you. Please explain this discrepancy in the disclosure and revise accordingly.

Patents, Trademarks and Other Intellectual Property, page 27

26. Please disclose whether the term "Medtainer" is registered as a trademark and discuss whether the mark you are seeking for the name TSOS Container is affected by a registered trademark for the same product.

27. We note your statement that you have licensed a patent that you own to Polymation. Please specify which patent you own and have licensed. We note that Polymation appears to own the patent for the TSOS Container.

Competition, page 27

28. We note your list of competitors. Given the current stage of your business, please explain why you believe that you compete with these established companies. In the alternative, please delete such disclosure or contextualize the disclosure by discussing your stage of development vis-a-vis these other companies.

Regulation, page 28

29. We note the statement that your products are regulated by the Food and Drug Administration and the Consumer Products Safety Commission. As currently drafted, your disclosure implies that your particular products are reviewed, regulated, and/or approved by such agencies. Please revise you disclosure to clarify whether your products are subject to any specific government regulations aside from those applicable to all consumer products. Please also revise your related risk factor on page 10, as appropriate.

Description of Property, page 28

30. We note that your office is made available to you by your chief executive officer. Please file any agreement you have with your chief executive officer as an exhibit to the registration statement. See Item 601(b)(10)(ii)(A) of Regulation S-K. For any verbal agreement, please file a written description of the contract similar to that required for oral contracts or arrangements under Item 601(b)(10)(iii) of Regulation S-K. Please refer to Question 146.04 of the Division of Corporation Finance Regulation S-K Compliance & Disclosure Interpretations found on the Commission's web site.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28

31. We note your disclosure on page 29 that you raised $40,000 in "the Private Placement" and paid the proceeds to Richard Astrom pursuant to the provisions of the Merger Agreement. However, it appears that Richard Astrom, through his control of Dixie Assets Management, Inc., and his wife, through Carrizo LLC, were purchasers in the private placement and are now registering their shares for resale. Please advise how Mr. Astrom purchased in the private placement and then the proceeds were essentially returned directly to him.

Results of Operations, page 29

32. On page 31, you indicate that there is no quarter in 2013 to compare with the quarter ended March 31, 2014. Given that you have included financial information for fiscal quarter ended March 31, 2013 on pages 53 and 54, please revise your results of operations to compare the quarter ended March 31, 2014 with the quarterly period from Inception (January 29, 2013) to March 31, 2013. Please also discuss any material changes in financial condition for the same corresponding interim periods, if applicable. Refer to Item 303(b) of Regulation S-K.

Liquidity and Capital Resources, page 30

33. Please correct your disclosure to state that the convertible promissory note is due on March 4, 2015, as opposed to March 4, 2014.

Market Price, Dividends and Related Shareholder Matters, page 34

34. You indicate that your share and price information has been adjusted for a 1 for 1,000 reverse stock split that occurred on February 14, 2014. However, on page three, you indicate that the reverse stock split took place on January 9, 2014. Please revise your disclosures accordingly.

35. We note that your common stock has been very thinly traded. The existence of limited or sporadic quotations is not of itself deemed to constitute and established public trading market. Please clearly state that there is no established public trading market for your common stock. See Item 201(a)(1)(i) of Regulation S-K. Please include a similar statement in your prospectus summary.

36. Please explain why you believe that there are no shares of common stock that could be sold pursuant to Rule 144.

Directors, Executive Officers, Promoters and Control Persons – Related Party Transactions, page 36

37. We note the significant restrictions on your business contained in the promissory note issued to Mr. Astrom, including that Mr. Astrom must consent to any merger, business combination or other reorganization and that the company may not file a registration statement under the Securities Act until one year after the date on which Mr. Astrom shall have first converted any portion of the convertible promissory note into shares of common stock. Please include a discussion of the material risks to your business imposed by such restrictions, including any ability to raise additional funds in a registered offering. Please also revise your prospectus summary to disclose the control that Mr. Astrom continues to maintain in the business.

38. We note that you have financed your operations primarily through capital contributions of $141,986 from your officers. Please include the disclosure required by Item 404 of Regulation S-K with respect to such transactions. Please also file any agreements relating to such transactions as exhibits to the registration statement.

39. Based on the disclosure in the Selling Shareholders section, it appears that Richard S. Astrom purchased shares in a private placement on March 4, 2014. Please include the disclosure required by Item 404 of Regulation S-K with respect to this transaction.

Security Ownership of Certain Beneficial Owners and Management, page 39

40. Please update the disclosure in this section to furnish the information as of the most recent practicable date. See Item 403(a) of Regulation S-K.

Financial Statements

Note 3 – Members' Equity, page 50

41. You disclose that your members received distributions aggregating $137,157 for the period from January 29, 2013 to December 31, 2013 and these distributions are recorded as compensation in general and administrative expenses. Please revise your disclosure to clarify whether your members received distributions or were compensated for services rendered to the company. If you consider these payments as distributions, please tell us how you determined that it was appropriate to record these distributions as compensation expense rather than as a return of capital.

Note 6 - Subsequent Events, page 51
Note 7 – Subsequent Events, page 59

42. You disclose that subsequent events were evaluated as of the day the financial statements were available for issuance. Please revise to disclose the specific date through which subsequent events have been evaluated. Please refer to ASC 855-10-50-1.

Consolidated Statement of Operations, page 53

43. Please revise your statement of operations to include earnings per share information for all periods presented. Refer to ASC 260-10-15-2.

Undertakings, page 63

44. Please remove the undertaking in Item 512(a)(5)(i) of Regulation S-K as it does not appear applicable to your offering.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ernest Greene, Staff Accountant, at 202-551-3733 or John Cash, Accounting Branch Chief, at 202-551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Jaskot, Staff Attorney, at 202-551-3442 or Craig Slivka, Special Counsel, at 202-551-3729 with any other questions.

Sincerely,

/s/ Craig E. Slivka, for

Pamela A. Long
Assistant Director

cc: Barry J. Miller, Esq. (*via E-mail*)